February 21, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Danilo Castelli

Mara L. Ransom

Re:	LF Capital Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 2, 2017
CIK No. 0001721386

Dear Ms. Ransom and Mr. Castelli:

On behalf of LF Capital Acquisition Corp. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 1, 2017 (the “Comment Letter”) with respect to the Company’s above referenced Amendment No. 1 to draft Registration Statement on Form S-1 submitted confidentially to the Commission on November 2, 2017 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In the event such written communications occur, the Company will supplementally provide such written communications.

Prospectus Summary

Our Company, page 1

2.	Please expand your summary disclosure to identify your management team and briefly describe their relevant experience(s), including in identifying and executing full-potential acquisitions, in working with private companies in preparing for and executing initial public offerings, serving as active owners and directors, particularly for public companies, and whether they have had experience with blank check companies or special purpose acquisition companies in the past. Please refer to Item 503(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 21, 2018

Initial Business Combination, page 3

3.	We note your option to pursue a business combination opportunity jointly with one or more entities affiliated with Level Field Capital, LLC, your officers, or one or more investors affiliated with your officers (an “Affiliated Joint Acquisition”). Please discuss the factors you will consider in determining whether pursuit of an Affiliated Joint Acquisition is appropriate.

Response: In response the Staff’s comment, the Company has deleted this disclosure throughout the Registration Statement.

Our Acquisition Process, page 5

4.	Please clarify here that each of your officers and directors will also allocate their time to other businesses and is not required to commit any specified amount of time to your affairs as you disclose in your risk factor on page 44.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 5 to clarify that each of our officers and directors will also allocate their time to other businesses.

Anticipated expenses and funding sources, page 14

5.	Please disclose here, as you do on page 58, that you do not expect that interest earning on the trust account will be sufficient to pay taxes.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 15 to state that we do expect that interest earned on the trust account will be sufficient to pay taxes.

Permitted purchases of public shares by our affiliates, page 15

6.	Please revise your disclosure to clarify that one purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 16 to clarify that one purpose and effect of our initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to our initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase

Manner of conducting redemptions, page 16

7.	Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your deferred underwriters fees and commissions.

Response: In response to the Staff’s comment, the Company has clarified the disclosure on p. 19 regarding whether the $5,000,001 of net tangible assets is calculated before or after the Company pays deferred underwriters fees and commissions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 21, 2018

Risk Factors

Our directors may decide not to enforce the indemnification obligation, page 33

8.	Please disclose the risks associated with the fact that you have not independently verified whether your sponsor has sufficient funds to satisfy its indemnity obligations, despite the fact that you believe your sponsor’s only assets to be securities of your company, and that you have not asked your sponsor to reserve for this eventuality. Alternatively, please tell us why you believe such risk factor disclosure is not necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 34 to add the additional language as suggested by this comment.

Risks Related to the Financial Services Industry, page 37

9.	Please tell us what considerations you gave to including a risk factor discussing the competition in the financial services and commercial banking industries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 39 to add a risk factor discussing the competition in the financial services and commercial banking industries.

We may engage in a business combination with one or more target. . ., page 45

10.	We note your statements in the last paragraph of this risk factor regarding your option to pursue an Affiliated Joint Acquisition (“AJA”) opportunity with Scott Reed or more investors in funds managed by BankCap Partners and that such parties may co-invest with you in the target business at the time of your initial business combination, or you could raise additional proceeds to complete the acquisition by making future issuances to such parties. Please incorporate this information under a separate risk factor with a title specifically highlighting the risks of acquiring a target business through an AJA. In such risk factor, please discuss the potential for conflicts of interest and the dilutive effect future issuances would have on your securities, among other risks.

Response: In response to the Staff’s comment, the Company has deleted this disclosure throughout the registration statement.

We may attempt to simultaneously complete business combinations. . ., page 47

11.	Please disclose here, as you do on page 70, that you do not intend to purchase multiple businesses in unrelated industries.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 48 to state that we do not intend to purchase multiple businesses in unrelated industries.

Use of Proceeds, page 57

12.	We note the payments to insiders disclosed on page 22. Please ensure that this table takes into account the payments to insiders, including the loan due to insiders and the payment to Mr. Prot.

Response: In response to the Staff’s comment, the Company confirms that this table does take into account the payments to insiders, including the loan due to insiders and the payment to Mr. Prot.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 21, 2018

Proposed Business

Overview, page 70

13.	Please identify the regulators, rating agencies and investors your management team has credibility among and disclose the basis for such credibility.

Response: In response to the Staff’s comment, the Company has deleted this disclosure from p. 73.

14.	We note that your management team has developed an “integrated digital eco-system for community banks” which you anticipate, as stated on page 2, will minimize risks to execute your objective of generating attractive returns and create value for your shareholders. Please expand your disclosure to provide more details regarding this strategy and how you believe this strategy will minimize risks to executing your objective of generating attractive returns and creating value for shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 72.

Initial Business Combination, page 72

15.	We note your disclosure that you may pursue an Affiliated Joint Acquisition opportunity with an entity affiliated with one or more investment funds. Please revise your disclosure to clarify whether the referenced investment funds would be affiliated with your company.

Response: In response to the Staff’s comment, the Company has deleted this disclosure throughout the Registration Statement.

Stockholders May Not Have the Ability to Approve. . ., page 78

16.	Please clarify that NASDAQ’s listing rules would require stockholder approval if any of the instances listed in the three bullet points of this section occurred.

Response: In response to the Staff’s comment, the Company has clarified the disclosure on p. 80 as to whether NASDAQ’s listing rules would require stockholder approval for any of the instances listed in the bullet points.

Limitation on Redemption upon Completion of our Initial Business Combination. . ., page 81

17.	We note your disclosure that your initial shareholders, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted as public shareholders from seeking redemption rights with respect to more than an aggregate of 20% of the shares sold in this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 83 to clarify that our affiliates are similarly restricted.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 21, 2018

Comparison of This Offering to Those of Blank Check. . ., page 87

18.	Please include in a comparison of the terms of your offering with respect to limitations on redemption rights of stockholders holding more than 20% of shares sold in this offering and tendering stock certificates to the terms of under a Rule 419 offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 95 to add the comparison of terms of our offering to the terms under a Rule 419 offering with respect to limitations on redemption rights of stockholders holding more than 20% of shares sold in this offering.

Limitation on fair value or net assets of target business, page 88

19.	Please revise your disclosures to also state that NASDAQ listing rules require your initial business combination to be with one or more target businesses that have a fair market value equal to at least 80% of the balance in the trust account.

Response: In response to the Staff’s comment, the Company has revised the disclosure on p. 91 to state that NASDAQ listing rules require your initial business combination to be with one or more target businesses that have a fair market value equal to at least 80% of the balance in the trust account.

Election to remain an investor, page 89

20.	Please expand your disclosure in the “Terms of Our Offering” column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Response: In response to the Staff’s comment, the Company has expanded the disclosure on p. 93 to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

Conflicts of Interest, page 98

21.	Please identify the existing conflicts of interest that your officers and directors presently have.

Response: In response to the Staff’s comment, the Company has identified on p. 106 the existing conflicts of interest that our officers and directors presently have.

Description of Securities Common Stock, page 106

22.	Please provide a brief description your Class B common stock’s anti-dilution provisions and the implications if you were to increase (or decrease) the size of the offering prior to consummation of the offering. Please refer to Item 202(a) of Regulation S-K.

Response: In response to the Staff’s comment, on p. 113 the Company has provided a brief description of our Class B common stock’s anti-dilution provisions and the implications if the size of the offering is changed prior to consummation.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 21, 2018

Please contact me at (212)479-6720 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ William N. Haddad

William N. Haddad